March 16, 2022

Daniel Greenspan

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Sprott Funds Trust; File Nos. 333-227545 and 811-23382

Dear Mr. Greenspan:

On November 4, 2021, Sprott Funds Trust (the “Trust” or the “Registrant”) on behalf of its series, Sprott Uranium Miners ETF (the “Fund”) filed Post-Effective Amendment No. 10 to its registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Fund. The Registrant proposes to revise the disclosure in the Fund’s prospectus and statement of additional information in response to the verbal comments provided by you on January 6, 2022, as indicated below. Please find below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.	Please explain why the Fund’s name (Sprott Uranium Miners ETF) is appropriate given that it does not exactly track the name of the reference index (North Shore Global Uranium Mining Index), and the term “Miners” appears to suggest a narrower focus than the term “Mining.”
Response.	The Registrant believes that the name of the Fund is appropriate and accurately describes the Fund’s strategy to provide investment results that correspond generally to the Index. To clarify the Fund’s focus on uranium mining companies, the Fund has updated the first paragraph of the principal investment strategies section, and one of its 80% policies, as follows and has made corresponding updates to risk factors and other disclosures throughout the prospectus and statement of additional information (additional language in bold blue text):

The Fund will, under normal circumstances, invest at least 80% of its total assets in securities of the Index. The Index is designed to track the performance of companies that devote at least 50% of their assets to (i) mining, exploration, development, and production of uranium (“Uranium Mining Companies”); and/or (ii) holding physical uranium, owning uranium royalties, or engaging in other, non-mining activities that support the uranium mining industry, including, but not limited to, infrastructure and labor costs (together with Uranium Mining Companies, “Uranium Companies”). Under

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

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normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of Uranium Mining Companies.

Comment 2.	The Fund’s investment objective states that the Fund seeks to provide investment results, that before fees and expenses, correspond generally to the total return performance of the Index. The term “correspond generally” is vague, please revise with stronger language such as “tracks” or “correlates.”
Response.	The Registrant believes that the Fund’s investment objective is appropriate. The Fund, after the reorganization and once effective, will be a continuation of the North Shore Global Uranium Mining ETF (the “Predecessor Fund”) and, as such, the Fund intends to pursue the same investment objective as the Predecessor Fund and has informed the Predecessor Fund’s shareholders of such intentions. Further, on December 28, 2021, the Predecessor Fund filed an updated prospectus with the SEC that contained the same language.
Comment 3.	The principal investment strategies section of the prospectus states that the Fund may invest in publicly traded closed-end trusts. Would these trusts be considered “acquired funds” for the purposes of acquired funds fees and expenses? If so, please update the fee table accordingly. Further, please consider adding a risk factor related to the Fund’s investments in such closed-end trusts, to the extent that the Fund intends to invest in such trusts in a material amount.
Response.	The Fund has no intention to invest in registered closed-end investment companies. Because the Index contains the Sprott Physical Uranium Trust as a constituent, the Fund will invest in that closed-end trust, which is a trust holding physical assets (i.e., uranium) and thus is not an investment company holding securities that must register under the 1940 Act or rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act to be exempt from registration. As such, the Sprott Physical Uranium Trust is not considered an “acquired fund” for the purposes of “acquired fund fees and expenses” as defined in Form N-1A. The Registrant believes that the risks of investing in the Sprott Physical Uranium Trust are covered by other risks already disclosed in the prospectus, including Commodity Exposure Risk, Uranium Mining Companies Risk and Foreign and Emerging Markets Risk.
Comment 4.	In the principal investment strategies section, if there is a working definition that the Fund uses to describe “emerging markets” please disclose. Please also consider disclosing the percentage of the Fund’s assets that may be invested in emerging market securities.
Response.	The Registrant notes that the Index and Fund do not specifically seek to hold emerging market securities as an asset class; however, many uranium companies, whose securities are constituents of the Index and thus securities of the Fund, are domiciled in emerging market countries. As such, the Registrant has added the following sentence to the principal investment strategy to clarify what the Fund considers an emerging market country: “Emerging market countries are those that are experiencing significant economic growth and possess some, but not all, of the characteristics of a developed country.” The Registrant declines to disclose a particular percentage of assets held in emerging market

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securities because this number may be subject to wide fluctuation and a static percentage would not be meaningful to shareholders. The Registrant notes that such numerical information will be available to shareholders in the schedule of investments in the Fund’s shareholder reports and on the Fund’s website. Additionally, in the prospectus, the Fund discloses which countries’ securities make up a significant portion of the Index as of a specified date (see response to Comment 5).

Comment 5.	In the principal investment strategies section, please clarify what is meant by “significant portion” in the following sentence: “As of [ ], 2021, a significant portion of the Index consisted of securities of [Australian, Canadian and United Kingdom] issuers.” Is there a numerical value (e.g., >50%) that can be used in lieu of the term “significant portion”?
Response.	The Registrant has revised the referenced disclosure as follows: As of December 1, 2021, approximately 70% of the Index consisted of securities of Australian, Canadian, and Kazakh issuers.
Comment 6.	Does the Fund intend to use derivatives as a principal part of its investment strategy? If so, please add additional disclosures regarding the Fund’s derivatives use and corresponding risks to the prospectus.
Response.	The Fund does not intend to use derivatives as part of its principal investment strategy.
Comment 7.	Please add specific disclosure to the “Industry Concentration Risk” regarding the Oil, Gas and Consumable Fuels Industry.
Response.	The Registrant notes that the “Industry Concentration Risk” for the Fund includes a specific sub-risk factor regarding the Oil, Gas and Consumable Fuels Industry.
Comment 8.	In the principal investment strategies section, please clarify what is meant by “significant portion” in the following sentence: “As of [ ], 2021, a significant portion of the Index consisted of companies in the energy sector.” Is there a numerical value (e.g., >50%) that can be used in lieu of the term “significant portion”?
Response.	The Registrant has revised the referenced disclosure to read as follows: “In addition, in replicating the Index, the Fund may from time to time invest a significant portion of its assets in the securities of companies in one or more sectors. As dictated by its methodology, a high percentage of the Index consists of companies in the Energy Sector.”

Comment 9.	Please revise the principal risks so that Uranium Companies Risk is the first risk listed.
Response.	The Registrant has made the requested revision.
Comment 10.	In the statement of additional information, in the section “Acceptance of Orders for Creation Unit Aggregations” please revise the following disclosure to delete the word “absolute” and the statements in (iv) and (vi): “The Trust reserves the absolute right to

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reject a creation order transmitted to it by the Distributor in respect of a Fund if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Fund Shares ordered, would own 80% or more of the currently outstanding shares of any Fund; (iii) the Deposit Securities delivered are not as disseminated for that date by the Custodian, as described above; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to a Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; or (vii) in the event that circumstances outside the control of the Trust, the Custodian, the Distributor and the Adviser make it for all practical purposes impossible to process creation orders.”

Response.	The Registrant has revised the referenced disclosure as follows (additional language in bold blue text, deletions in ~~bold red text~~):

The Trust reserves the ~~absolute~~ right to reject a creation order transmitted to it by the Distributor in respect of a Fund ~~if~~ for reasons including, but not limited to: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Fund Shares ordered, would own 80% or more of the currently outstanding shares of any Fund; (iii) the Deposit Securities delivered are not as disseminated for that date by the Custodian, as described above; ~~(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to a Fund;~~ (iv) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;~~ or (v~~ii~~) in the event that circumstances outside the control of the Trust, the Custodian, the Distributor and the Adviser make it for all practical purposes impossible to process creation orders.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	John Ciampaglia
Sprott Funds Trust